CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

March 3, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom

Re:	Bonanza Goldfields Corp.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed February 7, 2022
File No. 000-53612

Ladies and Gentlemen:

On behalf of Bonanza Goldfields Corp. (the “Company” or “BONZ”), we are hereby responding to the comment letter dated February 17, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form 10-12G

Howey Analysis, page 5

1. We note your response to comment 3 and reissue this comment. In this regard, it is not clear to us why calling the tokens NFTs, even with the ‘h-‘ qualifier, is appropriate given the tokens appear to be fungible. We note that the embedded license and access right, while additional features of the token, appear to be fungible as well. Please revise to remove this term or explain to us why using this term is appropriate.

Response: Each of our hybrid NFT (h-NFT) that we mint represents ONE “seat” for watching the movie or listening to the music content. Each seat is unique and serialized, like mapping to theater or auditorium tickets. The h-NFTs are for access onto our media platform (web site) to watch the movie or listen to the music purchased. We apply the blockchain NFT technology for this purpose because of the decentralized security feature of such technology, avoiding information stored in the NFTs being changed easily. With the blockchain technologies, buyers can authenticate the NFT’ed ticket being purchased, especially when purchasing the ticket from a second-hand seller.

1

2. We note your response to comment 4 and have the following comments:

•	Please describe in greater detail how the marketplace will operate, including your role in its operation;

Response: We provide an online website which serves as our media marketplace and provide administrative services to facilitate the use and sale of products posted on our website by our users. Users create their unique user accounts on the marketplace platform, and they can browse, search and purchase the media (movie or music) works that they want to watch/listen. Users make purchases online with a credit card or crypto currency such as BNB, Bitcoin or Ethereum. The h-NFT purchased will be kept in our custodian wallet on our marketplace platform, or be stored in the e-wallet that the user has linked with our marketplace platform. When user tries to access the media, we will check the user wallet to look for the relevant h-NFT before granting access to the user.

User may choose to sell their owned h-NFT as second hand to other people by posting the h-NFT back onto our marketplace, with pricing set by the user at the user’s discretion. Sellers and buyers transact between themselves. We collect a fee from the seller for using our platform to sell his product, collectible upon the successful sale of the product.

We have amended our disclosures on pages 5 and 6 to incorporate the foregoing disclosures.

•	Please expand your investment contract analysis to address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985);
•	Your analysis is limited to whether the digital assets may be investment contracts under Section 2(a)(1) of the Securities Act and does not address the other enumerated types of securities identified in Section 2(a)(1). Please expand your analysis to address these other enumerated types of securities; and
•	In responding to this comment, please remove the Section 2(a)(1) analysis from the filing and instead provide it to us supplementally.

Response: Please see the analysis below. We have also removed the Section 2(a)(1) analysis from the filing and are providing it in full below.

Howey Analysis

According to the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), a h-NFT may be regulated as a security if it is determined to be an “investment contract.” According to the Supreme Court in Howey, an “investment contract” exists where all of the following four factors are satisfied: (1) an investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits; and (4) to be derived from the entrepreneurial or managerial efforts of others. As more fully discussed below, we believe that our h-NFT’s are not securities and do not satisfy the four prongs of the Howey test.

Investment of Money:

In this case, buyers of our h-NFT’s are able to purchase them with cash, credit card and other cryptocurrencies, which is sufficient to satisfy this first prong of the Howey test.

2

Common Enterprise:

Our h-NFT’s grant the purchaser a private license to view a complete asset, a movie or music file, similar to the license granted to a purchaser of a Blu-ray disc or a compact disc or the right to attend a live event, such as an awards show. The pricing of our h-NFT’s is based upon market pricing of similarly competitive assets such as the price of a Blu-ray disc and the price of a VIP ticket to an award show event. There is no partial ownership of a larger underlying h-NFT, and the purchaser of our h-NFT’s is not linked to the creator of the asset beyond the single purchase transaction. Further, while we may sell and distribute our h-NFT’s through an online marketplace, this online marketplace is similar to other online marketplaces that sell discrete assets such as Blu-ray discs, concert tickets or other tickets to live events. The value of our h-NFT’s is based upon the value of the underlying music/movie/media product and does not rise or fall based upon the efforts of the issuer, our affiliates or a third party’s efforts, and according, we believe this prong of the Howey test is not satisfied.

Reasonable Expectation of Profits:

Our targeted purchasers are end users who purchase the h-NFT’s for consumptive purposes, i.e. for the right to “consume” the underlying asset, such as those who actually desire to view the underlying movie, music file, or attend a live event. Each hybrid NFT (h-NFT) that we mint represents ONE “seat” for watching the movie or listening to the music content in a limited space online movie or music room that we provide on our platform. Each seat is unique and serialized, like mapping to theater or auditorium tickets. The number of “seats” created is determined by the creator or artist that has engaged us to mint the h-NFT’s. The h-NFTs are for access onto our media platform (web site) to watch the movie or listen to the music purchased and can be used immediately on our website. We apply the blockchain NFT technology for this purpose because of the decentralized security feature of such technology, avoiding information stored in the NFTs being changed easily. With the blockchain technologies, buyers can authenticate the NFT’ed ticket being purchased, especially when purchasing the ticket from a second-hand seller.

In the minting and marketing of our h-NFT’s, we make clear that the h-NFT represents the right to access and consume the media product. The promotion and pricing of the h-NFT is dependent upon the market value of similarly competitive products such as the price of a Blu-ray disc and the price of a VIP ticket to an award show event. Once the h-NFT is sold, the former owners will lose such right of access and consumption similar to how the seller of a Blu-ray disc or concert ticket will not be able to exercise control over the sold Blu-ray disc or ticket. Holders of our h-NFT’s do not have a right to: (i) receive royalties, dividends, payments or other distributions; or (ii) make governance or any other decisions regarding the h-NFT, the online website or any other matter with respect to the issuer. Because of these features, we do not expect our purchasers to purchase our h-NFT’s for investment purposes. As such, we believe our h-NFT’s do not satisfy this prong of the Howey test.

Managerial Efforts of Others:

We view ourselves as simply providing a platform for users, sellers and buyers of our h-NFt’s to interact. Specifically, we assist the artist or creator of the media product to mint h-NFTs and promote the h-NFTs prior to placing them for auction on our online website. The number of h-NFTs minted is determined by the creator/artist that has engaged us for such services. Our marketing and promotional efforts will focus on increasing awareness of the underlying media product similar to promotions for a movie, live event or music file. These may include product launch announcements, interviews with the creator of the media product and editorials. We expect to use a wide range of social media channels such as Facebook, Instagram, Twitter and Telegram to reach out to the general community to announce the launch of our Hybrid NFTs. We expect our h-NFT’s to be sold worldwide. We charge a fee to create and promote h-NFTs for movie and music products. We also expect to charge an administrative fee for processing the sale of each h-NFT and updating the registration of the chain of title of each h-NFT sold on our platform. The sellers and buyers of the h-NFTs on our website transact amongst themselves and determine all material terms of the transaction such as pricing, delivery, timing, acceptability, returns, and the like. The seller and buyer bear all risks of ownership such as depreciation and liquidity risks. We do not assist in limiting supply or ensuring scarcity through buybacks and other similar actions. Similar to e-bay, we simply operate as a platform for users to consume the h-NFT and buyers and sellers to transact. As such, we do not expect to the functionality of our website or our efforts to drive the value of the h-NFT.

3

We believe that any fluctuations in the market value of the h-NFT’s after sale will be based solely on market conditions alone and not on the external managerial efforts of the seller. Accordingly, we do not believe that our h-NFTs satisfy this prong of the Howey test.

Other Enumerated 2(a)(1) Securities

The h-NFTs that we mint represents the right to “consume” the underlying asset, i.e. the underlying movie, music file, or attend a live event. Each hybrid NFT (h-NFT) that we mint represents ONE “seat” for watching the movie or listening to the music content in a limited space online movie or music room that we provide on our platform. Each seat is unique and serialized, like mapping to theater or auditorium tickets. The number of “seats” created is determined by the creator or artist that has engaged us to mint the h-NFT’s. The h-NFTs are for access onto our media platform (web site) to watch the movie or listen to the music purchased and can be used immediately on our website.

Holders of our h-NFTs do NOT have any of the following rights:

•	Right to receive, share or participate in royalties, dividends, profits, distributions or payments of any kind (including any repayment of indebtedness or deposits, whether as obligor, guarantor or depositor, or exchange of cash flows, liabilities, or currencies);
•	Right to participate in any governance activities such as voting;
•	Right to receive a fractionalized interest in an underlying asset;
•	Any put, call, straddle, option or privilege on any security, certificate of deposit or group of index of securities (including any interest therein or based on the value thereof);
•	Any put, call straddle, option or privilege entered into on a national securities exchange relating to foreign currency or in general any interest or instrument commonly known as a security;
•	Right to receive any certificate for receipt for, guarantee of or warrant or right to subscribe to or purchase any of the foregoing.

As a result, we do not believe our h-NFT’s are securities as enumerated under Section 2(a)(1) of the Securities Act.

3. We note the statement on page 6 that you “intend to provide NFT solutions to third parties.” Please describe the solutions/services you intend to provide in greater detail.

Response: We plan to accept third party movie and music producer to put their movie and music works onto our media marketplace platform. We will charge a fee to create h-NFTs for their movie and music works, which will include the media authentication information, and access information, as well as hosting of their media on our media marketplace platform. We will charge a platform fee for each success selling of their h-NFT on our platform. While their media is hosted on our media marketplace platform, user access to the media with the proper h-NFT will not incur extra charges.

We have amended Item 1: Business “Overview” section on page 1 to incorporate the foregoing disclosures.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

4